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                          [HYPERION FUNDS LETTERHEAD]

March 15, 2005

Via EDGAR Correspondence

Mr. Christian Sandoe
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re: Hyperion Strategic Mortgage Income Fund, Inc., File Nos: 333-88788, 811-21102; Hyperion 2005 Investment Grade Opportunity Term Trust, Inc.,
      File No. 33-56096; The    Hyperion Total Return Fund, Inc., File No.
      33-29017, 811-05820 (each a "Registrant", collectively the "Registrants")

Dear Mr. Sandoe:

This letter responds to the comments on the Preliminary Proxy Statements filed on behalf of the Registrants that were provided to Tim Walsh by telephone on Thursday, March 10, 2005.

1. SEC COMMENT: Please separate the following sentence on page one of the Registrants' proxy statements into its own paragraph. "The annual report and semi-annual report is available free of charge by calling the Fund at 1-800-497-3746 or writing to the Fund at Attn: Shareholder Services, [Registrant's Name], One Liberty Plaza, 165 Broadway, 36th Floor, New York, New York 10006-1404."

      RESPONSE:  The change was made as noted.

2. SEC Comment: With respect to the section entitled "Board Considerations Relating to the New Investment Advisory Agreement" on pages 10 and 11 of the Registrants' proxy statements, per Item 22(c)(11), please relate the discussion of consideration of the investment advisory agreements to specific circumstances of the Registrants and their respective contracts. For example, explain if the Registrants' performance was better or worse than its respective benchmark or peer group and note how the Registrants' advisory fees or total expense ratios compared to other funds in the Registrants' peer group.


       RESPONSE: With respect to the Hyperion Strategic Mortgage Income Fund, Inc., in response to this comment, the Registrant will include the following sentences on page 11 of Registrant's proxy statement: "The Board noted that the Fund's advisory fee was equal to the median of advisory fees paid by its peer group of funds and that the Fund's total advisory and administrative fees were only one basis point higher than the median of the Fund's peer group. The Board also considered that the Fund outperformed its peer group for the year ended October 31, 2004."

      With respect to the Hyperion 2005 Investment Grade Opportunity Term Trust, Inc., in response to this comment, the Registrant will include the following sentences on page 11 of

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Registrant's proxy statement: "The Board noted that the Fund's advisory fee was equal to the median of advisory fees paid by its peer group of funds and that the Fund's total advisory and administrative fees were lower than the median of the Fund's peer group. The Board also considered that the Fund's performance was consistent with its investment objective to provide a high level of current income consistent with investing only in investment grade securities and to attempt to return $10.00 per share (the initial public offering price per share) to investors on, or shortly before, November 30, 2005."

With respect to the Hyperion Total Return Fund, Inc., in response to this comment, the Registrant will include the following sentences on page 11 of Registrant's proxy statement: "The Board noted that the Fund's advisory fee was equal to the median of advisory fees paid by its peer group of funds and that the Fund's total advisory and administrative fees were only one basis point higher than the median of the Fund's peer group. The Board also considered that the Fund outperformed its peer group on a one, three and five year basis as of October 31, 2004."

3. SEC COMMENT: With respect to the section entitled "Board Considerations Relating to the New Investment Sub-Advisory Agreement" on page 15 of the proxy statement for Hyperion Strategic Mortgage Income Fund, Inc., per Item 22(c)(11), please relate the discussion of consideration of the investment sub-advisory agreement to specific circumstances of the Registrant and its contract. For example, explain if the Registrant's performance was better or worse than its benchmark or peer group and note how the Registrant's advisory fees or total expense ratios compared to other funds in the Registrant's peer group.

      RESPONSE: In response to this comment, the Registrant will include the following sentences on page 15 of Registrant's proxy statement: "The Board noted that the Fund's advisory fee was equal to the median of advisory fees paid by its peer group of funds and that the Fund's total advisory and administrative fees were only one basis point higher than the median of the Fund's peer group. The Board also considered that the Fund outperformed its peer group for the year ended October 31, 2004."

4. SEC COMMENT: Please provide the address for the Administrator in the first paragraph in the section entitled "General Information-The Administrator".

      RESPONSE: The following sentence will be added to that paragraph: "The Administrator is located at One Liberty Plaza, 36th floor, New York, New York 10006-1404."

5. SEC COMMENT: Please provide the name and the address for the Principal Underwriter in the section entitled "General Information."

      RESPONSE: The Registrant is a closed-end investment management company and therefore does not have a principal underwriter.

In connection with a response being made on behalf of the Registrants to comments you provided with respect to Preliminary Proxy Statements filed on behalf of the Registrants on February 28, 2005 ("Proxy Statements"), each Registrant hereby acknowledges that:




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    -   each Registrant is responsible for the adequacy and the accuracy of the disclosure in the Proxy Statements;

    - comments of the staff of the Securities and Exchange Commission ("SEC Staff") or changes to disclosure in response to SEC Staff comments in the Proxy Statements reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the Proxy Statements; and

    - each Registrant may not assert SEC Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws.

We hope that the preceding is responsive to your request made on March 10, 2005. Please do not hesitate to contact Tim Walsh at (617) 662-0835, if you have any questions concerning the preceding.


                                          Sincerely,
                                          /s/ Daniel S. Kim
                                          -----------------
                                          Daniel S. Kim


cc:     C. Boehm
        T. Walsh